UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Tyla-Simone's Wings LLC

Legal status of Issuer:

      Form:
      Limited Liability Company

      Jurisdiction of Incorporation/Organization:
      Texas

      Date of Organization:
      November 10, 2017

Physical Address of Issuer:
7322 Southwest Freeway, Houston, TX 77074, US

Website of Issuer:
https://siennasauce.com/

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Piermont Bank

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):
$535,000

Deadline to reach the Target Offering Amount:
April 22, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$99,454	$13,428
Cash and Cash Equivalents	$80,076	$458
Accounts Receivable	$1,426	$4,775
Short-term Debt	$568	$9,944
Long-term Debt	$0	$0
Revenues/Sales	$127,282	$170,422
Cost of Goods Sold*	$82,087	$77,271
Taxes Paid	$0	$0
Net Income	-$37,266	$13,886

*The accompanying financial statements refer to "Cost of Revenue."

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 25, 2022

Tyla-Simone's Wings LLC



Up to $535,000 of Crowd SAFE (Simple Agreement for Future Equity)

Tyla-Simone's Wings LLC ("**Sienna Sauce,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Company must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Piermont Bank (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$53,500	$3,210	$50,290
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$535,000	$32,100	$502,900

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER. PRIME TRUST, LLC, A TECHNOLOGY SERVICE PROVIDER TO THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES HEREIN. PRIME TRUST, LLC'S MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENTS ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. PRIME TRUST, LLC'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://siennasauce.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/sienna-sauce.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Tyla-Simone's Wings LLC is a Texas limited liability company formed on November 10, 2017.

The Company is located at 7322 Southwest Freeway Suite 180, Houston, TX 77074, US.

The Company's website is https://siennasauce.com/.

The Company conducts business in all 50 United States

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/sienna-sauce and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000*
Maximum Amount of the Securities Offered	535,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$535,000*
Price Per Security	$1.00**
Minimum Individual Purchase Amount	$100.00+
Maximum Individual Purchase Amount	$53,500
Offering Deadline	April 22, 2022
Use of Proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 32.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

COVID-19 has had a global economic impact and may have and may continue to impact the Company. The responses to the effects of COVID-19 are varied and the full long-term impact is still unknown. Many companies have made adjustments including telework, supply chain adjustments, suspending or modifying operations, and others. While the Company has not seen a direct impact on its business as a result of COVID-19 and these changes, these changes in other companies, including vendors and other service providers to the Company, could have an adverse affect on the Company. If a major disruption to the Company's business or operations occurs, the Company may not have sufficient access to capital and liquidity to continue to fund its operations through such events.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will likely need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future because of, among other factors, our lack of revenues from sales, our business model, and our profitability, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our capitalization structure may now or in the future make it difficult for the Securities to convert to equity due to lack of authorized or issuable equity interests in the Company.

Currently, the Company's is authorized to issue 1,000,000 units (the "***Membership Units***"), which are governed by and subject to Title 3 of the Texas Business Organizations Code (the "***Act***") and the "company agreement" (as such term is defined in the Act) (the "***Company Agreement***"). The Company's Member has broad discretion to modify or amend the Company Agreement in her sole discretion. Changes to the Company's capitalization structure may result in not having enough Membership Units to cause the Securities to convert to equity.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time, and the Company intends on implementing new lines of business in the near future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. Additionally, most of our products require that we sell certain minimum quantities with limited returns to achieve profitability, and we may never achieve such results. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our products involve consumable food items, which subjects the Company to health and safety and related risks.

The Company sells consumable food products, which subjects the Company to various health and safety laws and regulations, as well as associated risks. In particular, federal and local FDA regulations require that all food products shipped must be labeled with a "Best By" date, which, among other things, limits the shelf life of our inventory. If Company products are found to be out of compliance with such laws, or if out-of-compliance issues arise in the future, the Company could face civil and/or criminal penalties and fines. The Company also could become subject to various class action lawsuits seeking damages on behalf of consumers. Any claims against the Company for violations of health and safety laws could have a material adverse effect on its results of operations or cash flows and could impact the reputation of the Company in the market.

Profitability is also at risk because our customers are sensitive to food price increases due to the unpredictability of future commodity costs. The Company operates in an environment where there are factors beyond its control related to weather, natural disasters, disease outbreaks, crop losses, animal shortages, etc. Price fluctuations in commodities are outside of the Company's control and can have a significant negative impact on gross margins.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. In particular, we are dependent upon our co-packager to manufacture, label and ship our products. While we are confident in our ability to obtain alternative vendors to provide comparable services, any significant unexpected disruption in our partners' operations could, for a substantial period of time, delay our productions schedules. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights, including, without limitation, trademarks (as described below), recipes and other Company trade secrets, to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, reverse engineered or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the industry in which we operate is evolving and, consequently, intellectual property positions in our industry are frequently uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its management team and its key employees.

In particular, we are dependent on Monique Crayton, our COO and Tyla-Simone Crayton, our CEO. The Company has or intends to enter into employment agreements with Monique Crayton, and Tyla-Simone Crayton, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations. Tyla-Simone Crayton has only recently graduated from high school and is currently attending a university full-time. As a student, Tyla-Simone is not expected to contribute her full time and attention to the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like any company, we face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, health and safety, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may implement new lines of business or offer new products and services within existing lines of business.

The Company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be met, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. Thus, the Company could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases and, as a result, the Company's business, financial condition or results of operations may be adversely affected.

We have limited commercial experience in marketing or selling any of our products, and unless we develop these capabilities, we may not be successful.

Even if we are able to develop and manufacture our products on a large scale, we have limited experience in operating our business in the volumes that will be necessary for us to achieve commercial sales and in marketing or selling our products to potential customers. We cannot assure you that we will be able to manufacture and deliver our products on a timely basis, in sufficient quantities, or on commercially reason.

Our small size and limited history negatively affect our ability to raise capital.

It is difficult for us to find any capital sources because of our relatively small capitalization, our losses to date, our current working capital position, our lack of sales and other factors. It is possible that we may not be able to raise sufficient funds in the future in order to survive and pursue our business plan.

Attempts to grow our business could have an adverse effect on the Company.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. To the extent that rapid growth does occur, it will place a significant strain on our financial, technical, operational and administrative resources. Our planned growth will result in increased responsibility for both existing and new management personnel. Effective growth management will depend upon our ability to integrate new personnel, to improve our operational, management and financial systems and controls, to train, motivate and manage our employees, and to increase our sources of raw materials, product manufacturing and packaging. If we are unable to manage growth effectively, our business, results of operations and financial condition may be materially and adversely affected. In addition, it is possible that no growth will occur or that growth will not produce profits for the Company.

The food condiments category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The food condiments product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors' products that are sometimes sold at lower prices. Price gaps between our products and our competitors' products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

Virtually all of the manufacturers, distributors and marketers of food condiments have substantially greater management, financial, research and development, marketing and manufacturing resources than we do. Competitors in the food condiments category include, among others: Heinz, Hunts and Sweet Baby Ray's and store-owned, private label brands, Primal Kitchen, Sir Kensington, G Hughes, Organicville, and New Primal. Brand loyalty to existing products may prevent us from achieving certain sales objectives. Additionally, the long-standing relationships maintained by existing premium food condiment manufacturers may prevent us from obtaining recommendations for our products. In addition, we compete with private label food condiment brands, as well as premium food condiment brands. In addition, there are limited barriers to prevent the entry of such other brands into the supermarket and mass merchant distribution channel, and in the event we fail to meet sales goals determined by them for our products they could cease shelving our products in their stores or replace our products with those of our competitors. The entrance into the supermarket or mass merchant distribution channel of an existing or new premium food condiment brand by any of our competitors could have a material adverse effect on the Company. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

If our products do not gain market acceptance, it is unlikely that we will become profitable.

The market for food condiments is competitive and subject to changing consumer preferences, including sensitivities to product ingredients and nutritional claims. At this time, our products are largely unproven in the commercial arena. Market acceptance may depend on many factors, including factors beyond our control, including but not limited to:

- price
- aroma
- taste
- ingredients
- nutritional claims; and
- word-of-mouth recommendations.

Food condiment safety, quality, and health concerns could adversely affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of our owned brand or vendor-supplied products and supplies. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our locations or cause vendor production and delivery disruptions. The actual or perceived sale of contaminated food condiments by our vendors or us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have an adverse effect on our sales and operations. In addition, if our products are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded, or adulterated, or to otherwise be in violation of governmental regulations, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. If this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product. Given the difficulty in converting food condiment customers, if we lose customers due to a loss of confidence in safety or quality, it may be difficult to reacquire such customers

Product recalls and product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase merchandise from different vendors. One or more of our vendors, including manufacturers of our owned or private label brand products, might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before merchandise ships to our customers. Any issues of product safety or allegations that our products are in violation of governmental regulations, including, but not limited to, issues involving products manufactured in foreign countries, could cause those products to be recalled. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws. In the event that we are unable to timely comply with regulatory changes or regulators do not believe we are complying with current regulations applicable to us, significant fines or penalties could result, and could adversely affect our reputation, financial condition, results of operations, and cash flows.

The food condiment category is price competitive and is characterized by high fixed costs. A reduction in prices for the industry could affect the demand for our products and services.

The food condiment category is highly competitive and characterized by a large number of competitors ranging from small to large companies with substantial resources. Many of our potential competitors have substantially larger customer bases, greater name recognition, greater reputation, and significantly greater financial and marketing resources than we do. In the future, aggressive marketing tactics implemented by our competitors could impact our limited financial resources and adversely affect our ability to compete in these markets. Price competition exists in the food condiment category. There are many food condiment brands that could discount their product prices which could result in lower revenues for the entire industry. A shortfall from expected revenue levels would have a significant impact on our potential to generate revenue and possibly cause our business to fail.

The loss of any of our key merchandise vendors, or of any of our distribution arrangements with certain of our vendors, could negatively impact our business.

We purchase significant amounts of products from a number of vendors with limited supply capabilities. There can be no assurance that our current supply vendors will be able to accommodate our anticipated growth and expansion of our locations and e-commerce business. As a result of the disruptions resulting from COVID-19, some of our existing vendors have not been able to supply us with products in a timely or cost-effective manner. While these disruptions have so far proven to be temporary, an inability of our existing vendors to provide products or other product supply disruptions that may occur in the future could impair our business, financial condition, and results of operations. To date, vendor-related supply challenges have not had a material effect on our business or our sales and profitability.

We do not maintain long-term supply contracts with any of our merchandise vendors. Any vendor could discontinue selling to us at any time. Although we do not materially rely on any particular vendor, the loss of any of our significant vendors could have a negative impact on our business, financial condition, and results of operations.

We continually seek to expand our base of vendors and to identify new products. If we are unable to identify or enter into distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

As our business increases in size, we will need to locate and contract qualified co-packers with sufficient dedicated space for gluten-free, "no high fructose corn syrup" and "less sugar" products, and there is no assurance that we will be able to do so.

If demand for gluten-free, "no high fructose corn syrup" and "less sugar" products grows, we will need to increase our production through additional co-packers to ensure that we have sufficient supply to meet increasing demand. There is no assurance that we will be able to find available, qualified co-packers or that we will be able to negotiate contracts with them on commercially reasonable terms or at all.

A large portion of our sales involves the sale of gluten-free, "no high fructose corn syrup" and "less sugar" products.

While gluten-free, "no high fructose corn syrup" and "less sugar" products are currently popular and sales of gluten-free, "no high fructose corn syrup" and/or "less sugar" products generally have been increasing rapidly, there is no assurance that consumers will continue to be interested in gluten-free, "no high fructose corn syrup" and "less sugar" products. Consumers may in the future choose to purchase other products which they perceive to be healthier or more "trendy" at a future time. Consumers may prefer products with fewer carbohydrates, additional protein and more fiber, or may no longer require the health benefits provided by gluten-free, "no high fructose corn syrup" and "less sugar" products. In addition, our business could be adversely affected if larger, well-capitalized (or private-equity backed) companies elected to provide gluten-free, "no high fructose corn syrup" and "less sugar" products in the food condiment category. We have limited experience in the gluten-free, "no high fructose corn syrup" and "less sugar" business and with any of such product lines.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

A decline in consumer spending or a change in consumer preferences or demographics could reduce our sales or profitability and adversely affect our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, disruption or volatility in global financial markets, changes in interest rates, the availability of discretionary income and credit, weather, consumer confidence, unemployment levels, and government orders restricting freedom of movement. We may experience declines in sales or changes in the types of products and services sold during economic downturns. Our business could be harmed by any material decline in the amount of consumer spending, which could reduce our sales, or a decrease in the sales of higher-margin products, which could reduce our profitability and adversely affect our business. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences and spending patterns could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

The growth of our business depends in part on our ability to accurately predict consumer trends, successfully introduce new products and services, improve existing products and services, and expand into new offerings.

Our growth depends, in part, on our ability to successfully introduce, improve, and reposition our products to meet the requirements of our customers. This, in turn, depends on our ability to predict and respond to evolving consumer trends, demands and preferences. Our ability to innovate is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs, the success of our management and sales team in introducing and marketing new products and service offerings, and our ability to leverage our digital and data capabilities to gather and respond to consumer feedback.

We may be unable to determine with accuracy when or whether any of our products or services now under development will be launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products or services, once launched, will be commercially successful. If we are unable to successfully develop or otherwise acquire new products or services, our business, financial condition, and results of operations may be materially adversely affected.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, as other internet retailers have increased market share in recent years, we have faced increased competition, and may continue to face increased competition in the future, from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs.

If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations. Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

Shifting Consumer Tastes.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict. The Company is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, Whole30, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to perceived health concerns, changes in consumer tastes or other reasons beyond the control of the Company. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Company's business plan. There can be no assurance that the Company will succeed in the development of any new products or that any new products developed by the Company will achieve market acceptance or generate meaningful revenue for the Company

As a food production company, all of our products must be compliant with regulations by the U.S. Food and Drug Administration ("FDA"), as well as the United States Department of Agriculture ("USDA"), and in addition a number of our products rely on independent certification that they are non-GMO, gluten-free, "no high fructose corn syrup" and "less sugar". Any non-compliance with the FDA, or USDA, or the loss of any such certification could harm our business.

We must comply with various FDA and USDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and USDA and their interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the applicable regulations and any such non-compliance could harm our business.

In addition, we rely on independent certification of our non-GMO, gluten-free, "no high fructose corn syrup" and "less sugar" claims, and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of non-GMO products as such. The FDA has defined the term "gluten-free," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state-by-state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products.

In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company has engaged in selling Securities in reliance on Regulation Crowdfunding in the past. Investors may review all previously filed documentation through the U.S. Securities and Exchange Commission's EDGAR filing system. Additionally, the Company made an appearance on Shark Tank, the ABC television series where an investment was agreed to but never consummated, because negotiations and due diligence did not proceed following the broadcast. The Company has also offered (but not formally granted) equity in the Company to one or more service providers. During the negotiations, offering, or sale of securities, the Company may not have complied with all applicable securities laws and regulations.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

While the Company has provided its expected and intended uses for any proceeds raised by the Company in this Offering, the Company's management has considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately and must rely on the experience and judgment of the managers of the Company to determine how to use the proceeds.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Membership Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Membership Units and would be required to enter into a proxy that allows the Intermediary to vote their units of Series B-CF Shadow Membership Units consistent with the majority of the Series B unitholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and therefore, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principle.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principle if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred equity (if any), have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Company is a limited liability company, which provides considerable flexibility and non-standard terms among the owners.

Unlike corporations, limited liability companies are not required to have formal governance structures. While a limited liability company may have a board of managers and officers, much like a corporation, the Act provides considerable flexibility among the owners to determine the terms and conditions under which the Company will be managed. As of the date of the Offering, only a single-member has been admitted to the Company as an equity owner. The Company intends, in the near future to grant equity to additional service providers in exchange for services rendered to the Company. The Company Agreement has not been included as part of this Offering, because, as a single member limited liability company, it provides little to no benefit for investors, as the sole member may amend the Company

Agreement in her discretion. Upon the admission of additional members to the Company, the Company will adopt an amended and restated Company Agreement, which will provide for additional or different rights as contemplated as of the date hereof.

If the Company remains a limited liability company and the Securities convert to equity, equity-holders will hold a partnership interest for federal income tax purposes.

This is not a complete discussion of tax consequences of making an investment in the company, and Investors are encouraged to seek advice from competent legal, tax, investment advisors to assist in determining their specific tax consequences that result by making an investment or that may result after the securities convert, if ever. By default, limited liability companies with more than one member are treated as "partnerships" under the Code. Partnerships are required to file Form 1065 annually and distribute K-1s to each "partner." Each partner is then obligated to report his or her proportionate share of income, gain, loss, deduction, or credit on his or her individual income tax return. The Company has made no assurances and is not under any obligation to, following a conversion event, make regular tax distributions, which means that following a conversion event, Investors could be allocated income without receiving any distribution of cash. In such an instance, the Investor would, nevertheless, be obligated to remit any tax payment to the IRS as well as any other taxing authority.

Rather than continue as a partnership for federal income tax purposes, the Company may elect to be taxed as a C Corporation or an S Corporation (if permitted). Alternatively, the Company may, at some future point, determine that it would be in the Company's best interest to convert to a corporation for both state law and tax law purposes. Investors should be aware that an investment in the Company could have significant tax consequences on the Investor's individual return and such tax consequences are uncertain, at best. Tax laws are complex and frequently change.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business
The Company was incorporated on November 10, 2017, under the laws of the State of Texas, and is headquartered at 7322 Southwest Freeway, Houston, TX 77074, US. The Company is a condiment company that provides a healthier choice for customers. The Company's mission is to produce products that will grow within the industry while providing a healthier alternative to consumers.

Business Plan
The Company currently sells its products direct to consumers and to retail companies. The Company intends to continue to grow both sides of the business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sienna Sauce Tangy, Sienna Sauce Spicy, and Sienna Sauce Lemon Pepper	Sienna sauce is a universal sauce, which works great for drip, marinade, or glaze. It is gluten-free and includes no high fructose corn syrup.	Direct to consumer online and via retail in grocery stores.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our key competitors in the space are Heinz and McCormick. Heinz is a key competitor because it's a staple in the market and it continues to grow. McCormick is a key competitor in our space because it also has seasoning spices and rubs. In addition, there are many other smaller competitors including national, international, regional, and local companies.

Customer Base

Our customer base and target market is consumers from ages 26 to 45 approximately, and this is where most of our traffic comes from. However, we have many parents that love to shop for our Sauce for their children, because our product is generally a healthier alternative for children. We have vegetarians that love our sauce, because it has no meat and we have vegan options.

Supply Chain

The Company uses a Houston based manufacturer to produce its products. All ingredients are sourced in the United States. Packaging is produced by a Houston based package supplier. While there is always some risk of dependency on the supply chain, the Company believes finding new suppliers would be relatively easy, if needed.

Intellectual Property

The Company has intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6260616	Sauces; Sauce mixes; Sauces for barbecued meat; Barbecue sauce; Barbeque sauce; Brown sauce; Chicken wing sauce; Cooking sauces; Dipping sauces; Grilling sauces; Honey mustard sauce; Pasta sauce; Ready-made sauces; Salad sauces; Savory sauces used as condiments; Steak sauce; Tomato-based sauces	SIENNA SAUCE	June 30, 2020	February 2, 2021	USA
6260526	Sauces; Pasta sauce; Sauce mixes; Sauces for barbecued meat; Barbecue sauce; Barbeque sauce; Brown sauce; Chicken wing sauce; Cooking sauces; Dipping sauces; Grilling sauces; Honey mustard sauce; Ready-made sauces; Salad sauces; Savory sauces used as condiments; Steak sauce; Tomato-based sauces	SIENNA SAUCE STOP LICKING YOUR FINGERS	June 29, 2020	February 2, 2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. Additionally, as a consumer-goods business, its food items are regulated by various health and safety federal and state laws. These laws and regulations are subject to change.

Litigation

The Company is not subject to any pending or actual litigation and is not aware of any threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$32,100
Working Capital & Inventory	23%	$5,750	23%	$123,050
Sales and Marketing	33%	$8,250	33%	$176,550
Company Operations & Staffing	38%	$9,500	38%	$203,300
Total	**100%**	**$25,000**	**100%**	**$535,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering.

Intermediary Fee
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Working Capital & Inventory
These proceeds will be used to fund larger production runs to reduce COGS and introduce new products

Sales and Marketing
The Company intends to use this portion of the proceeds for digital and e-commerce marketing and costs and to pay for retail slotting fees/samples and discounts.

Company Operations & Staffing
Depending on the amount raise, the Company intends to hire 1-2 full-time employees that will engage in general management and business operations. The Company plans on using a portion of the proceeds to pay for its administrative and back-office expenses. This will include, among other things, office supplies, software subscriptions, travel, and payment to service providers.

OFFICERS, MANAGERS, AND KEY PERSONS

The Managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Monique Crayton	COO, Sole Member	COO at Company from April 2017 to present. Human Resources Operations Manager at Marshall's from May 2011 to June 18, 2019.	High School; Some college.
Tyla-Simone Crayton	CEO	Tyla-Simone is a college student and, other than working at the Company since April of 2017, she has no work history.	Tyla-Simone has a high school diploma and is a current student at UC Berkley.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Liz Doerr	Chief Financial Officer	Founder and Partner at Sandbox Collective LLC: provides fractional and project-based work to early-stage companies. Date of employment May 2018., Parttime and Project Based CFO Support for Early-Stage Companies; Advisor at the Company (since March 2021): Manage closing of books and accounting procedures, executing the company's financial strategy, developing plans to increase the Company's revenue while managing expenditures, and capital raise support	College of William and Mary, B.A. Economics (2007) and MBA Finance (2013)
Linda Porter-Cox	Chief Risk Officer	CEO/Founder THE AND GROUP, INC, founded in 2004 in Colorado, incorporated as S-Corp in 2014 in Texas; mentor to the Company since September 2020; Advisor to the Company since July 2021: advising on demand creation and revenue generation activities such as brand development, retail and foodservice distribution, marketing campaigns, organizational support and operations to the above activities	University of Central Florida - BSBA Marketing (1985)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's is authorized to issue 1,000,000 units (the "***Membership Units***").

Equity

As of the date of this Form C, the Company's outstanding equity securities consists of:

Type	Membership Units
Number of membership units Authorized	1,000,000
Number of membership units Outstanding	800,000
Voting Rights	Yes, voting is based on percentage interest of the Company.
Anti-Dilution Rights	The Company is currently a single-member limited liability company and the sole-member has broad authority and discretion to maintain or distribute any portion of her interests in the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The sole member of the Company may issue additional securities or create separate classes or series of membership units that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	96.1%*
Other Material Terms	The Company currently only has one member and the member has broad authority and discretion to issue additional securities and to operate and manage the Company, including to modify the governance structure.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$201,319
Voting Rights	None
Anti-Dilution Rights	None
Other Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000, this SAFE will convert to equity in the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.9%*
Valuation Cap	$5,000,000
Discount Rate	20%

*The percentages in the above tables are based on *estimates* only and do not represent actual ownership of the Company. In determining the approximate value of the outstanding Crowd SAFE, we have assumed a conversion at the valuation cap of $5 million. However, certain SAFEholders may elect to take a "cash out" option rather than the conversion option (if ever available). Additionally, any other change to the capitalization of the Company, including the issuance of additional securities (including the Security) are likely to affect the calculations used above. The percentages above are merely to provide the approximate value of the respective owners to assist Investors, but the percentages should not be relied upon for any reason as determinative.

Outstanding Debt

The Company has the following debt outstanding:

Type	Capital Loan
Creditor	Shopify
Amount Outstanding	$17,304 (As of September 30, 2021)
Interest Rate and Amortization Schedule	17% based off of daily sales
Description of Collateral	Accounts Receivable
Other Material Terms	The lender advanced $22,000 and the Company is required to pay a total of $24,860 by remitting 17% of sales processed through Shopify until the full amount is remitted in full.
Maturity Date	July 22, 2022
Date Entered Into	July 21, 2021

Type	Small Business Administration Loan
Creditor	SBA
Amount Outstanding	$212,000
Interest Rate and Amortization Schedule	3.75% per annum; Installment payments, including principal and interest, of $1,092.00 Monthly, will begin Twenty-four (24) months from the date of the promissory Note.
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Other Material Terms	Borrower is in default under the Note if Borrower does not make a payment when due under the Note, or if Borrower: A) Fails to comply with any provision of the Note, the Loan Authorization and Agreement, or other Loan Documents; B) Defaults on any other SBA loan; C) Sells or otherwise transfers, or does not preserve or account to SBA's satisfaction for, any of the Collateral or its proceeds; D) Does not disclose, or anyone acting on their behalf does not disclose, any material fact to SBA; E) Makes, or anyone acting on their behalf makes, a materially false or misleading representation to SBA; F) Defaults on any loan or agreement with another creditor, if SBA believes the default may materially affect Borrower's ability to pay the Note; G) Fails to pay any taxes when due; H) Becomes the subject of a proceeding under any bankruptcy or insolvency law; I) Has a receiver or liquidator appointed for any part of their business or property; J) Makes an assignment for the benefit of creditors; K) Has any adverse change in financial condition or business operation that SBA believes may materially affect Borrower's ability to pay the Note; L) Dies; M) Reorganizes, merges, consolidates, or otherwise changes ownership or business structure without SBA's prior written consent; or, N) Becomes the subject of a civil or criminal action that SBA believes may materially affect Borrower's ability to pay the Note.
Maturity Date	January 12, 2052
Date Entered Into	January 12, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Monique Crayton	800,000 Membership Units	100%

The Company intends to grant Tyla-Simone Crayton an ownership interest that will exceed 20% prior to the conclusion of the Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on November 10, 2017 under the laws of the State of Texas and is headquartered at 7322 Southwest Freeway Suite 180, Houston, TX 77074, US.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of January 31, 2022, the Company had an aggregate of $165,675 in cash and cash equivalents, leaving the Company with approximately 6 months of runway. The Company received a Small Business Administration loan in the amount of $211,900 on January 19, 2022.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$201,319	1	Working Capital	July 1, 2020	Regulation Crowdfunding

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $535,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 22, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $53,500, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic, (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Piermont Bank until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary accesses the Piermont Bank's services via a technological integration with Prime Trust, LLC that allows users of Prime Trust's services to access certain services of Piermont Bank. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PIERMONT BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $7,500,000 divided by the aggregate number of issued and outstanding units of membership interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible membership interests and all outstanding vested or unvested options or warrants to purchase units of membership interests, but excluding (i) units of membership interests reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an **IPO** (as defined below) or a Change of Control (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Monique Crayton
_____
(Signature)

Monique Crayton
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Monique Crayton
_____
(Signature)

Monique Crayton
_____
(Name)

COO, Sole Member
_____
(Title)

February 25, 2022
_____
(Date)

/s/ Monique Crayton
_____
(Signature)

Monique Crayton
_____
(Name)

COO
_____
(Title)

February 25, 2022
_____
(Date)

Instructions.

1.		The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.		The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Tyla-Simone's Wings, LLC (D/B/A Sienna Sauce Co.)

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Tyla-Simone's Wings, LLC
(D/B/A Sienna Sauce Co.)
Houston, Texas

We have reviewed the accompanying financial statements of Tyla-Simone's Wings, LLC d/b/a Sienna Sauce Co. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



Keiter

October 1, 2021
Glen Allen, Virginia

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Current assets:				
Cash	$	80,076	$	458
Accounts receivable		1,426		4,775
Inventory		7,336		1,588
Other receivables		5,052		-
Total current assets		93,890		6,821
Property and equipment - net		5,564		6,607
Total assets	$	99,454	$	13,428
Liabilities and Member's Equity				
Current liabilities:				
Financing agreements payable	$	-	$	8,699
Accounts payable		283		1,090
Accrued expenses		285		155
Total liabilities		568		9,944
Member's equity:				
Member's (deficit) equity		(102,433)		3,484
SAFE - future equity obligation		201,319		-
Total member's equity		98,886		3,484
Total liabilities and member's equity	$	99,454	$	13,428

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue - net	$ 127,282	$ 170,422
Cost of revenue	82,087	77,271
Gross profit	45,195	93,151
Operating expenses	109,729	91,634
Operating (loss) income	(64,534)	1,517
Other income (expense):		
Grant income	19,000	-
Competition award income	10,000	14,000
Interest expense	(1,732)	(1,631)
Total other income, net	27,268	12,369
Net (loss) income	$ (37,266)	$ 13,886

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Changes in Member's Equity
Years Ended December 31, 2020 and 2019

	Member's Equity (Deficit)	SAFE - Future Equity Obligation	Total
Balance, January 1, 2019	$ -	$ -	$ -
Member distributions	(27,936)	-	(27,936)
Member contributions	17,534	-	17,534
Net income	13,886	-	13,886
Balance, December 31, 2019	3,484	-	3,484
Member distributions	(48,988)	-	(48,988)
Member contributions	8,209	-	8,209
Issuance of SAFEs	-	201,319	201,319
Syndication costs	(27,872)	-	(27,872)
Net loss	(37,266)	-	(37,266)
Balance, December 31, 2020	$ (102,433)	$ 201,319	$ 98,886

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net (loss) income	$ (37,266)	$ 13,886
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation	1,043	695
Change in operating assets and liabilities:		
Accounts receivable	3,349	(4,775)
Inventory	(5,748)	(1,588)
Other receivables	(5,052)	-
Accounts payable	(807)	1,090
Accrued expenses	130	155
Net cash (used in) provided by operating activities	(44,351)	9,463
Cash flows used in investing activities:		
Purchases of property and equipment	-	(7,302)
Cash flows from financing activities:		
Proceeds from financing agreement	-	15,000
Payments on financing agreement	(8,699)	(6,301)
Proceeds from issuance of SAFEs - future equity obligation	201,319	-
Payments for syndication costs	(27,872)	-
Member contributions	8,209	17,534
Member distributions	(48,988)	(27,936)
Net cash provided by (used in) financing activities	123,969	(1,703)
Net change in cash	79,618	458
Cash, beginning of year	458	-
Cash, end of year	$ 80,076	$ 458
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,732	$ 1,631

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Tyla-Simone's Wings, LLC D/B/A Sienna Sauce Co. (the "Company") was incorporated on November 10, 2017 in the state of Texas and is headquartered in Houston, Texas. The Company produces and sells sauce and began operations in 2019.

During March 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with various cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for various industries and individual companies throughout the world. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's financial records.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on increasing ecommerce sales and raising capital through crowdfunding and private equity. The Company has engaged a marketing company to assist with the growth of their ecommerce sales and a finance team to assist with future capital raises. The Company believes its strategy along with the additional raised capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2020 and 2019, one customer accounted for 85% and three customers accounted for 99% of accounts receivable, respectively. During 2020 and 2019, one supplier accounted for 100% of inventory purchases.

6

1.   **Summary of Significant Accounting Policies, Continued:**

Accounts Receivable: Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment upon product purchase for retail customers and upon delivery for wholesale vendors. Trade receivables are stated at the amount billed to the customer.   Management closely monitors outstanding accounts receivable and reports accounts receivable net of an allowance for doubtful accounts. An allowance was not deemed necessary as of December 31, 2020 and 2019.

Inventory: Inventory consists of finished bottles of sauce and is valued at the lower of cost or net realizable value on a first-in, first-out basis. Management periodically evaluates the need for a reserve for obsolescence and determined that no reserve was deemed necessary at December 31, 2020 and 2019.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $23,062 for 2020 and $1,649 for 2019.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year member's equity or revenue for 2020.

The Company sells its sauce products through a variety of channels including retail and online stores. The contracts consist of a single performance obligation to provide the purchased product to the customer.

Economic factors may impact the nature, amount, and timing of revenue recognition. Contracts do not include variable consideration or financing components. Payment typically is expected at the time the product is purchased or delivered.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2020 or 2019. The Company is not currently under audit by any tax jurisdiction.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of revenue.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through October 1, 2021, the date the financial statements were available for issuance, and has determined that other than disclosed in Note 5, there are no additional subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2020	2019
Furniture and fixtures	$ 7,302	$ 7,302
Less - accumulated depreciation	1,738	695
	$ 5,564	$ 6,607

3.   **Financing Agreements Payable:**

During 2019, the Company entered into various agreements with a financing company for the sale of future receipts. The Company sold future receipts with a value of $16,950 for a total purchase price of $15,000 with the corresponding discount being recorded as interest expense. The agreements call for a maximum daily percentage of future receipts available for collection by the purchaser of 15%. The future receipts were sold without recourse. The full amount of the financing agreements payable was repaid in 2020. The outstanding financing agreement payable was $8,699 at December 31, 2019.

4.   **SAFE – Future Equity Obligation:**

The Company had various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $201,319 at December 31, 2020. The SAFEs do not bear interest and would convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which would occur if any of the previous events took place or the SAFE was settled by the Company in stock or payment of amounts due as defined in the agreement. The full principal balance of the SAFEs was outstanding at December 31, 2020.

5.   **Operating Leases:**

The Company leases its office space through a non-cancelable operating lease agreement. The Company's lease originally called for monthly lease payments of $1,410 plus various operating charges and terminated on April 30, 2020. During 2020, the Company renewed their lease calling for monthly rent payments of $1,575 plus various operating charges. The Company terminated this lease agreement during 2021 and entered into a new lease agreement effective March 1, 2021 for a term of two years. The new lease agreement calls for monthly rent of $2,946 starting on June 1, 2021. Rent expense was $20,674 for 2020 and $13,785 for 2019.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Notes to Financial Statements, Continued

5. **Operating Leases, Continued:**

Minimum future lease payments related to the office lease were as follows at December 31, 2020:

Year	Amount
2021	$ 23,772
2022	35,352
2023	11,784
	$ 70,908

6. **Grant Income:**

During 2020, the Company received a grant totaling $4,000 from the Small Business Administration's Economic Injury Disaster Relief fund and $15,000 from the Fort Bend County Small Business Emergency Assistance grant program. These grants were recognized as income upon receipt and are included as grant income in the accompanying statements of operations. The Company's Fort Bend County Small Business Emergency Assistance grant award is forgivable upon meeting certain requirements for spending of which management has determined the Company qualifies for forgiveness.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 

Company Name	Sienna Sauce

Logo



Headline	Live, Love, Sauce It Up!

Slides



Tags	CPG, Coming soon, Food, B2C, Startups, Condiments, Female Founders, Black founders

Pitch text	## Summary

- Young black female founder
- Featured on Shark Tank in February 2021 with offer from Kendra Scott
- B2B partnerships with FedEx, Verizon and Neiman Marcus
- $650K in projected revenue by end of 2021, which is 5x of 2020 revenue
- Retailing at HEB, Wegmans and other national chains
- Disrupting the $37.7B sauce market

Problem

Condiments and sauces should add flavor, not unwanted salt and added sugar

Condiments and sauces are a great way to liven up a dish; however so many offerings get their flavor from high fructose corn syrup and salt. For example, 2 tbsp of Sweet Baby Ray's BBQ sauce has 290 mg of sodium and 2 tbsp of Heinz original ketchup has 320 mg. It's time for a new-to-the-world brand to lead the way and create a better-for-you solution that isn't short on flavor.

	Sienna	Sir Kensington's	Capital City	Heinz	Sweet Baby Ray's
HFCS Free	✔	✔	✔		
Multi Use	✔	✔		✔	
Sodium *(per 2 tbsp)*	*80 mg*	*170 mg*	*160 mg*	*320 mg*	*290 mg*
Gluten Free	✔	✔		✔	✔
Honey Sweetened	✔				
Versatility as Cooking Ingredient	✔		✔		

Solution

Sienna Sauce is a great-tasting, health-conscious, everything sauce led by Tyla-Simone and Monique Crayton

Sienna Sauce started when CEO Tyla-Simone Crayton began bottling her own sauce at 14 years old. In 2019 at 16 years of age, Tyle-Simone expanded it into a full-fledged business that now, in 2021, is ready to rocket into the stratosphere. All Sienna Sauces pair perfectly with a variety of meat, seafood and veggies, work as an ingredient in family favorite recipes such as chili, pizza, pasta and rice dishes, and can be used as a dip or condiment. All Sienna Sauces are low in sodium, 100 mg or less per 2 tbsp serving, and use honey and other real food ingredients to create bold flavors, making it a guilt-free choice for sauce enthusiasts.

Product

Guilt-free sauces that make you want more

All of our gourmet sauces are entirely free of high-fructose corn syrup, low in sodium, and gluten-free. They are a wonderful complement to any protein – grilled, baked, or fried. They add rich flavors to your favorite pasta, rice, and vegetable dishes, and are a great substitute for sugar- and salt-filled condiments.

Sienna Sauce comes in three tempting flavors:

- Our signature sauce, **Sweet & Tangy**, will send your tongue into a frenzy with a rich sweetness and citrus finish.
- **Lemon Pepper** has a perfect balance of cracked black pepper with a pleasing, tangy punch of lemon zest.
- **Spice It Up!** delivers a fresh chili pepper flavor with just the right amount of amazing sweet and tangy heat.


SIENNA SAUCE
EVERYTHING SAUCE
Lemon Pepper
SIENNA SAUCE
EVERYTHING SAUCE
Meat · Seafood · Poultry · Vegetables
The Mouth Watering
Healthy Choice
Tangy
Net WT. 12 OZ (340g)
SIENNA SAUCE
EVERYTHING SAUCE
Spicy

Traction

On path to reach $650K in revenue

We pitched our product on Shark Tank on February 19, 2021 and received an on-air offer for a $100K investment from guest shark Kendra Scott. After our appearance on the show, we achieved over $300K in online sales in 48 hours. Since then, we've been showcased in a FedEx digital marketing campaign, chosen by Verizon as a sauce of choice in their corporate cafes, and featured on Kelly Clarkson, Good Morning America, and CNBC.



We are forecasted to achieve $650K in revenue this year, representing 5x YoY growth. We have 40K+ followers on social platforms. Plans for 2022 and beyond are to build our brand DTC and expand in grocery & mass retail, as well as strategic foodservice channels & venues.

Customers

Our consumers are looking for an "everything sauce" for everyday meals

Our traditional consumers are families and individuals who are health conscious and flavor-driven. We provide an "everything sauce" for everyday meals, as our versatility replaces countless sauces and condiments. As of now, our platform has 300+ 5-star reviews for our products. We've even had clients tell us they put Sienna Sauce on everything!



Business Model

Sold via e-commerce, grocery retailers, and hospitality vendors

Sienna Sauce sells DTC via our own website, Amazon, and Walmart.com, as well as to food retail & contract foodservice and hospitality distributors. Our sauce currently comes in three flavors, Sweet & Tangy, Lemon Pepper, and Spice It Up! The sauces are sold in 14.5 oz bottles and 155 oz jugs.

Across e-commerce platforms, the 14.5 oz is sold in 3-packs for $29.85, and exclusive to our website we sell the 155 oz for $65.95. In 2022, we'll add a new package format, a 5 oz single serve. The goal with the 5 oz is to increase consumer trials of Sienna Sauce and promote new usage occasions, specifically as a cooking ingredient. As such, the pouches will be marketed with multiple quick and easy, under 30-minute family-friendly recipes specific to each flavor.

To bolster our DTC business, we're launching a renewed digital effort to advance our omni-channel marketing and leverage our growing social presence to drive brand engagement and site sales.

Our plans call for 2022 to be a breakout year in food retail. We will build on our success in 60+ stores in Texas (e.g., H-E-B, Harvest Market,) and New Jersey/New York (e.g., Wegmans) through programs with KeHe. The 14.5 oz is our primary package for food retailers and has a $6.99 MSRP.

We have been sought out by two Fortune 50 companies to be incorporated into their corporate dining menus. Conservative projections have us expanding into XYZ US corporate dining venues by XYZ. We now have a business relationship with a top contract foodservice and hospitality vendor and are in discussions on how to expand in this channel. (…wave of corporate social responsibility efforts supporting).

And with the goal of further driving brand awareness and trial of Sienna Sauce, we will leverage invitations to participate in strategic programs such as World Market's Spring '22 gourmet sauces display program.

Working our multi-channel strategy, we are positioned for growth in 2022 and beyond.

Market

The Sauces, Dressings and Condiments market is forecasted to reach $181B by 2025

The sauces, dressings & condiments market in the US is **projected to surpass $181B by 2025**, and is currently **growing at a CAGR of more than 4.8%**. Our go-to-market plan is to continue to garner media coverage by staying newsworthy and continuing to innovate in all that we do. Another key facet is to master omni-channel marketing, and expand and win in food/mass retailers' competitions and retail shelves. As part of that, we're **expanding our geographical footprint** and **introducing new packaging and flavors**.

New label coming soon:


SIENNA SAUCE
STOP LICKING YOUR FINGERS
Live, Love & Sauce It Up.
SWEET & TANGY
LEMON PEPPER
SPICE IT UP!
EVERYTHING SAUCE
Meat · Seafood · Poultry · Veggies · Tofu
NET WT. 14.5 OZ (411g)

Competition

Sauce it up with Sienna Sauce

Sienna Sauce is too big an idea to fit in one single box. It is a multi-use, multi-cultural product that is ready to multiply in sales by delivering a guilt-free sauce that works as a marinade, dip, condiment, ingredient, and yes, a barbecue sauce.


MULTI USE
LOW SODIUM
HEINZ
EST? 1869
TRAEGER
SIENNA SAUCE
Sir Kensington's
CAPITAL CITY CO
STUBB'S
SINCE 1968
LEGENDARY BAR-B-Q
HFCS FREE

Vision

Redefining the condiments industry

At our core, we believe great flavor comes from what grows in the ground, not the lab.

Our mission is to provide health-conscious products that redefine the condiments industry and to encourage everyday cooks to live, love, and sauce it up!

Our vision is to become a household brand name admired for making the world more flavorful without the crutch of added sugar, salt, or synthetic ingredients. Further, we will inspire and support youth entrepreneurship.



Investors

We ran a successful campaign on Republic last year and are back to supercharge our business

We've also **won capital prizes** at **Side Hustle Showdown** and **Revolt Pitch Competition**.

Now, Sienna Sauce is raising funds that will go towards staffing, marketing and operational expenses for our retail and foodservice expansion.



USE OF FUNDS

25% WORKING CAPITAL AND INVENTORY

Fund larger production runs to reduce COGS and introduce new products

40% OPERATIONS

Expand team with experienced professionals

35% SALES AND MARKETING

- Digital marketing and e-commerce
- Retail fees and discounts

Founders



THE EVERYTHING SAUCE FOR EVERYONE

When a young Tyla-Simone set out to recreate her favorite sauce flavors from Brooklyn, her recipes were an immediate hit with family and friends. Combining her savvy for recipes and a taste for entrepreneurship, Tyla-Simone launched Sienna Sauce when she was just 14 years old. With the goal of creating feel-good food for everyone, everywhere, Sienna Sauce mixes inclusivity into a variety of flavors for maximum versatility. The result—delicious sauces that taste good on everything. There's no wrong way to use this one-size-fits-all sauce, so get creative and enjoy Sienna Sauce on all of your favorite foods!

Team

	Tyla-Simone Crayton	Founder/CEO
	Monique Crayton	President/COO
	Linda Porter-Cox	CRO (Advisor)
	Liz Doerr	Fractional CFO (Advisor)

	Vanessa Louis	Strategist (Advisor)
	Erica Younkin	Marketing (Advisor)
	Gili Wolf	Art (Advisor)
	Thy Nguyen	Graphic Designer
	Dorcey Kuti	Lead Publicist
	Jabril Riddick	Lead Chef

Perks

$250	15% off at www.siennasauce.com for 6 months - Free Cookbook
$500	15% off at www.siennasauce.com for 12 months - Free Cookbook
$1,000	15% off at www.siennasauce.com for 18 months - Free Cookbook

$2,200	15% of at www.siennasauce.com for 12 months - Free Cookbook -CEO zoom call
$5,000	20% off at www.siennasauce.com for 12 months to share with friends and family -Free Cookbook - Proud investor shirt - Letter from CEO Tyla-Simone Crayton
$10,000	20% off at www.siennasauce.com for 12 months to share with friends and family -Free Cookbook - Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt CEO zoom call
$25,000	20% off at www.siennasauce.com for 24 months to share with friends and family -Free Cookbook - Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt -
$50,000	20% off at www.siennasauce.com for 24 months to share with friends and family -Free Cookbook - Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt- CEO Zoom call - 24 Free variety packs

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

TYLA-SIMONE'S WINGS LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Tyla-Simone's Wings LLC, a Texas limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common

Securities to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Sections 1(b)</u> or <u>1(c)</u>.

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company; and

> (ii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

TYLA-SIMONE'S WINGS LLC

By:
Name: Monique Crayton
Title: Chief Operating Officer
Address: 7322 Southwest Freeway, Suite 180, Houston, TX 77074
Email: m.crayton@siennasauceco.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Tyla-Simone's Wings LLC, a Texas limited liability company (the "***Company***") and [Investor Name] ("***Member")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 357 of the Texas Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.

    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

    a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Testing the Waters

 

Company Name	Sienna Sauce
Logo	
Headline	Live, Love, Sauce It Up!
Slides	
Tags	Female Founders, Black founders, Food, B2C, CPG, Condiments, Startups
Pitch text	**Summary** • Young black female founder • Featured on Shark Tank in February 2021 with offer from Kendra Scott • B2B partnerships with FedEx, Verizon and Neiman Marcus • $650K in projected revenue by end of 2021, which is 5x of 2020 revenue • Retailing at HEB, Wegmans and other national chains • Disrupting the $37.7B sauce market

Problem

Condiments and sauces should add flavor, not unwanted salt and added sugar

Condiments and sauces are a great way to liven up a dish; however so many offerings get their flavor from high fructose corn syrup and salt. For example, 2 tbsp of Sweet Baby Ray's BBQ sauce has 290 mg of sodium and 2 tbsp of Heinz original ketchup has 320 mg. It's time for a new-to-the-world brand to lead the way and create a better-for-you solution that isn't short on flavor.

    

HFCS Free	✔	✔	✔		
Multi Use	✔	✔		✔	
Sodium *(per 2 tbsp)*	*80 mg*	*170 mg*	*160 mg*	*320 mg*	*290 mg*
Gluten Free	✔	✔		✔	✔
Honey Sweetened	✔				
Versatility as Cooking Ingredient	✔		✔		

Solution

Sienna Sauce is a great-tasting, health-conscious, everything sauce led by Tyla-Simone and Monique Crayton

Sienna Sauce started when CEO Tyla-Simone Crayton began bottling her own sauce at 14 years old. In 2019 at 16 years of age, Tyle-Simone expanded it into a full-fledged business that now, in 2021, is ready to rocket into the stratosphere. All Sienna Sauces pair perfectly with a variety of meat, seafood and veggies, work as an ingredient in family favorite recipes such as chili, pizza, pasta and rice dishes, and can be used as a dip or condiment. All Sienna Sauces are low in sodium, 100 mg or less per 2 tbsp serving, and use honey and other real food ingredients to create bold flavors, making it a guilt-free choice for sauce enthusiasts.

Product

Guilt-free sauces that make you want more

All of our gourmet sauces are entirely free of high-fructose corn syrup, low in sodium, and gluten-free. They are a wonderful complement to any protein – grilled, baked, or fried. They add rich flavors to your favorite pasta, rice, and vegetable dishes, and are a great substitute for sugar- and salt-filled condiments.

Sienna Sauce comes in three tempting flavors:

- Our signature sauce, **Sweet & Tangy**, will send your tongue into a frenzy with a rich sweetness and citrus finish.
- **Lemon Pepper** has a perfect balance of cracked black pepper with a pleasing, tangy punch of lemon zest.
- **Spice It Up!** delivers a fresh chili pepper flavor with just the right amount of amazing sweet and tangy heat.



Traction

On path to reach $650K in revenue

We pitched our product on Shark Tank on February 19, 2021 and received an on-air offer for a $100K investment from guest shark Kendra Scott. After our appearance on the show, we achieved over $300K in online sales in 48 hours. Since then, we've been showcased in a FedEx digital marketing campaign, chosen by Verizon as a sauce of choice in their corporate cafes, and featured on Kelly Clarkson, Good Morning America, and CNBC.



We are forecasted to achieve $650K in revenue this year, representing 5x YoY growth. We have 40K+ followers on social platforms. Plans for 2022 and beyond are to build our brand DTC and expand in grocery & mass retail, as well as strategic foodservice channels & venues.

Customers

Our consumers are looking for an "everything sauce" for everyday meals

Our traditional consumers are families and individuals who are health conscious and flavor-driven. We provide an "everything sauce" for everyday meals, as our versatility replaces countless sauces and condiments. As of now, our platform has 300+ 5-star reviews for our products. We've even had clients tell us they put Sienna Sauce on everything!



Business Model

Sold via e-commerce, grocery retailers, and hospitality vendors

Sienna Sauce sells DTC via our own website, Amazon, and Walmart.com, as well as to food retail & contract foodservice and hospitality distributors. Our sauce currently comes in three flavors, Sweet & Tangy, Lemon Pepper, and Spice It Up! The sauces are sold in 14.5 oz bottles and 155 oz jugs.

Across e-commerce platforms, the 14.5 oz is sold in 3-packs for $29.85, and exclusive to our website we sell the 155 oz for $65.95. In 2022, we'll add a new package format, a 5 oz single serve. The goal with the 5 oz is to increase consumer trials of Sienna Sauce and promote new usage occasions, specifically as a cooking ingredient. As such, the pouches will be marketed with multiple quick and easy, under 30-minute family-friendly recipes specific to each flavor.

To bolster our DTC business, we're launching a renewed digital effort to advance our omni-channel marketing and leverage our growing social presence to drive brand engagement and site sales.

Our plans call for 2022 to be a breakout year in food retail. We will build on our success in 60+ stores in Texas (e.g., H-E-B, Harvest Market,) and New Jersey/New York (e.g., Wegmans) through programs with KeHe. The 14.5 oz is our primary package for food retailers and has a $6.99 MSRP.

We have been sought out by two Fortune 50 companies to be incorporated into their corporate dining menus. Conservative projections have us expanding into XYZ US corporate dining venues by XYZ. We now have a business relationship with a top contract foodservice and hospitality vendor and are in discussions on how to expand in this channel. (...wave of corporate social responsibility efforts supporting).

And with the goal of further driving brand awareness and trial of Sienna Sauce, we will leverage invitations to participate in strategic programs such as World Market's Spring '22 gourmet sauces display program.

Working our multi-channel strategy, we are positioned for growth in 2022 and beyond.

Market

The Sauces, Dressings and Condiments market is forecasted to reach $181B by 2025

The sauces, dressings & condiments market in the US is **projected to surpass $181B by 2025**, and is currently **growing at a CAGR of more than 4.8%**. Our go-to-market plan is to continue to garner media coverage by staying newsworthy and continuing to innovate in all that we do. Another key facet is to master omni-channel marketing, and expand and win in food/mass retailers' competitions and retail shelves. As part of that, we're **expanding our geographical footprint** and **introducing new packaging and flavors**.

New label coming soon:


LIVE, LOVE
SAUCE IT UP!
SIENNA SAUCE
LEMON PEPPER
SWEET & TANGY
SPICE IT UP!
EVERYTHING SAUCE
Meat · Seafood · Poultry · Veggies · Tofu
NET WT. 14.5 OZ (411g)

Competition

Sauce it up with Sienna Sauce

Sienna Sauce is too big an idea to fit in one single box. It is a multi-use, multi-cultural product that is ready to multiply in sales by delivering a guilt-free sauce that works as a marinade, dip, condiment, ingredient, and yes, a barbecue sauce.


MULTI USE
LOW SODIUM
HEINZ
TRAEGER
SIENNA SAUCE
Sir Kensington's
CAPITAL CITY Co
STUBB'S
HFCS FREE

Vision

Redefining the condiments industry

At our core, we believe great flavor comes from what grows in the ground, not the lab.

Our mission is to provide health-conscious products that redefine the condiments industry and to encourage everyday cooks to live, love, and sauce it up!

Our vision is to become a household brand name admired for making the world more flavorful without the crutch of added sugar, salt, or synthetic ingredients. Further, we will inspire and support youth entrepreneurship.


SIENNA SAUCE

Investors

We ran a successful campaign on Republic last year and are back to supercharge our business

We've also **won capital prizes** at **Side Hustle Showdown** and **Revolt Pitch Competition**.

Now, Sienna Sauce is raising funds that will go towards staffing, marketing and operational expenses for our retail and foodservice expansion.


USE OF FUNDS
25% WORKING CAPITAL AND INVENTORY
Fund larger production runs to reduce COGS and introduce new products
40% OPERATIONS
Expand team with experienced professionals
35% SALES AND MARKETING
• Digital marketing and e-commerce
• Retail fees and discounts

Founders



SAUCE BOSS

THE EVERYTHING SAUCE FOR EVERYONE

When a young Tyla-Simone set out to recreate her favorite sauce flavors from Brooklyn, her recipes were an immediate hit with family and friends. Combining her savvy for recipes and a taste for entrepreneurship, Tyla-Simone launched Sienna Sauce when she was just 14 years old. With the goal of creating feel-good food for everyone, everywhere, Sienna Sauce mixes inclusivity into a variety of flavors for maximum versatility. The result–delicious sauces that taste good on everything. There's no wrong way to use this one-size-fits-all sauce, so get creative and enjoy Sienna Sauce on all of your favorite foods!

Team

Tyla-Simone Crayton	Founder/CEO
Monique Crayton	President/COO
Linda Porter-Cox	CRO (Advisor)
Liz Doerr	Fractional CFO (Advisor)
Vanessa Louis	Strategist (Advisor)
Erica Younkin	Marketing (Advisor)
Gili Wolf	Art (Advisor)
Thy Nguyen	Graphic Designer
Dorcey Kuti	Lead Publicist

Perks

$250	15% off at www.siennasauce.com for 6 months -Free Cookbook
$500	15% off at www.siennasaucec.com for 12 months - Free Cookbook
$1,000	15% off at www.siennasaucec.com for 18 months - Free Cookbook
$2,200	15% of at www.siennasaucec.com for 12 months -Free Cookbook -CEO zoom call
$5,000	20% off at www.siennasaucec.com for 12 months to share with friends and family -Free Cookbook -Proud investor shirt - Letter from CEO Tyla-Simone Crayton
$10,000	20% off at www.siennasaucec.com for 12 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt CEO zoom call
$25,000	20% off at www.siennasaucec.com for 24 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt -
$50,000	20% off at www.siennasaucec.com for 24 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton- Proud investor shirt- CEO Zoom call - 24 Free variety packs

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.





Company Name	Sienna Sauce
Logo	
Headline	Live, Love, Sauce It Up!
Slides	

Tags	CPG, Coming soon, Food, B2C, Startups, Condiments, Female Founders, Black founders

Pitch text	

Summary

- Young black female founder
- Featured on Shark Tank in February 2021 with offer from Kendra Scott
- B2B partnerships with FedEx, Verizon and Neiman Marcus
- $650K in projected revenue by end of 2021, which is 5x of 2020 revenue
- Retailing at HEB, Wegmans and other national chains
- Disrupting the $37.7B sauce market

Problem

Condiments and sauces should add flavor, not unwanted salt and added sugar

Condiments and sauces are a great way to liven up a dish; however so many offerings get their flavor from high fructose corn syrup and salt. For example, 2 tbsp of Sweet Baby Ray's BBQ sauce has 290 mg of sodium and 2 tbsp of Heinz original ketchup has 320 mg. It's time for a new-to-the-world brand to lead the way and create a better-for-you solution that isn't short on flavor.

HFCS Free	✔	✔	✔		
Multi Use	✔	✔		✔	
Sodium *(per 2 tbsp)*	*80 mg*	*170 mg*	*160 mg*	*320 mg*	*290 mg*
Gluten Free	✔	✔		✔	✔
Honey Sweetened	✔				
Versatility as Cooking Ingredient	✔		✔		

Solution

Sienna Sauce is a great-tasting, health-conscious, everything sauce led by Tyla-Simone and Monique Crayton

Sienna Sauce started when CEO Tyla-Simone Crayton began bottling her own sauce at 14 years old. In 2019 at 16 years of age, Tyle-Simone expanded it into a full-fledged business that now, in 2021, is ready to rocket into the stratosphere. All Sienna Sauces pair perfectly with a variety of meat, seafood and veggies, work as an ingredient in family favorite recipes such as chili, pizza, pasta and rice dishes, and can be used as a dip or condiment. All Sienna Sauces are low in sodium, 100 mg or less per 2 tbsp serving, and use honey and other real food ingredients to create bold flavors, making it a guilt-free choice for sauce enthusiasts.

Product

Guilt-free sauces that make you want more

All of our gourmet sauces are entirely free of high-fructose corn syrup, low in sodium, and gluten-free. They are a wonderful complement to any protein – grilled, baked, or fried. They add rich flavors to your favorite pasta, rice, and vegetable dishes, and are a great substitute for sugar- and salt-filled condiments.

Sienna Sauce comes in three tempting flavors:

- Our signature sauce, **Sweet & Tangy**, will send your tongue into a frenzy with a rich sweetness and citrus finish.
- **Lemon Pepper** has a perfect balance of cracked black pepper with a pleasing, tangy punch of lemon zest.
- **Spice It Up!** delivers a fresh chili pepper flavor with just the right amount of amazing sweet and tangy heat.



Traction

On path to reach $650K in revenue

We pitched our product on Shark Tank on February 19, 2021 and received an on-air offer for a $100K investment from guest shark Kendra Scott. After our appearance on the show, we achieved over $300K in online sales in 48 hours. Since then, we've been showcased in a FedEx digital marketing campaign, chosen by Verizon as a sauce of choice in their corporate cafes, and featured on Kelly Clarkson, Good Morning America, and CNBC.



We are forecasted to achieve $650K in revenue this year, representing 5x YoY growth. We have 40K+ followers on social platforms. Plans for 2022 and beyond are to build our brand DTC and expand in grocery & mass retail, as well as strategic foodservice channels & venues.

Customers

Our consumers are looking for an "everything sauce" for everyday meals

Our traditional consumers are families and individuals who are health conscious and flavor-driven. We provide an "everything sauce" for everyday meals, as our versatility replaces countless sauces and condiments. As of now, our platform has 300+ 5-star reviews for our products. We've even had clients tell us they put Sienna Sauce on everything!



Business Model

Sold via e-commerce, grocery retailers, and hospitality vendors

Sienna Sauce sells DTC via our own website, Amazon, and Walmart.com, as well as to food retail & contract foodservice and hospitality distributors. Our sauce currently comes in three flavors, Sweet & Tangy, Lemon Pepper, and Spice It Up! The sauces are sold in 14.5 oz bottles and 155 oz jugs.

Across e-commerce platforms, the 14.5 oz is sold in 3-packs for $29.85, and exclusive to our website we sell the 155 oz for $65.95. In 2022, we'll add a new package format, a 5 oz single serve. The goal with the 5 oz is to increase consumer trials of Sienna Sauce and promote new usage occasions, specifically as a cooking ingredient. As such, the pouches will be marketed with multiple quick and easy, under 30-minute family-friendly recipes specific to each flavor.

To bolster our DTC business, we're launching a renewed digital effort to advance our omni-channel marketing and leverage our growing social presence to drive brand engagement and site sales.

Our plans call for 2022 to be a breakout year in food retail. We will build on our success in 60+ stores in Texas (e.g., H-E-B, Harvest Market,) and New Jersey/New York (e.g., Wegmans) through programs with KeHe. The 14.5 oz is our primary package for food retailers and has a $6.99 MSRP.

We have been sought out by two Fortune 50 companies to be incorporated into their corporate dining menus. Conservative projections have us expanding into XYZ US corporate dining venues by XYZ. We now have a business relationship with a top contract foodservice and hospitality vendor and are in discussions on how to expand in this channel. (...wave of corporate social responsibility efforts supporting).

And with the goal of further driving brand awareness and trial of Sienna Sauce, we will leverage invitations to participate in strategic programs such as World Market's Spring '22 gourmet sauces display program.

Working our multi-channel strategy, we are positioned for growth in 2022 and beyond.

Market

The Sauces, Dressings and Condiments market is forecasted to reach $181B by 2025

The sauces, dressings & condiments market in the US is **projected to surpass $181B by 2025**, and is currently **growing at a CAGR of more than 4.8%**. Our go-to-market plan is to continue to garner media coverage by staying newsworthy and continuing to innovate in all that we do. Another key facet is to master omni-channel marketing, and expand and win in food/mass retailers' competitions and retail shelves. As part of that, we're **expanding our geographical footprint** and **introducing new packaging and flavors**.

New label coming soon:


SIENNA SAUCE
STOP LICKING YOUR FINGERS
Live, Love & Sauce It Up.
SWEET & TANGY
LEMON PEPPER
SPICE IT UP!
EVERYTHING SAUCE
Meat · Seafood · Poultry · Veggies · Tofu
NET WT. 14.5 OZ (411g)

Competition

Sauce it up with Sienna Sauce

Sienna Sauce is too big an idea to fit in one single box. It is a multi-use, multi-cultural product that is ready to multiply in sales by delivering a guilt-free sauce that works as a marinade, dip, condiment, ingredient, and yes, a barbecue sauce.



MULTI USE
LOW SODIUM
HFCS FREE

Vision

Redefining the condiments industry

At our core, we believe great flavor comes from what grows in the ground, not the lab.

Our mission is to provide health-conscious products that redefine the condiments industry and to encourage everyday cooks to live, love, and sauce it up!

Our vision is to become a household brand name admired for making the world more flavorful without the crutch of added sugar, salt, or synthetic ingredients. Further, we will inspire and support youth entrepreneurship.



Investors

We ran a successful campaign on Republic last year and are back to supercharge our business

We've also **won capital prizes** at **Side Hustle Showdown** and **Revolt Pitch Competition**.

Now, Sienna Sauce is raising funds that will go towards staffing, marketing and operational expenses for our retail and foodservice expansion.


USE OF FUNDS
25% WORKING CAPITAL AND INVENTORY
Fund larger production runs to reduce COGS and introduce new products
40% OPERATIONS
Expand team with experienced professionals
35% SALES AND MARKETING
• Digital marketing and e-commerce
• Retail fees and discounts

Founders



SAUCE BOSS

THE EVERYTHING SAUCE FOR EVERYONE

When a young Tyla-Simone set out to recreate her favorite sauce flavors from Brooklyn, her recipes were an immediate hit with family and friends. Combining her savvy for recipes and a taste for entrepreneurship, Tyla-Simone launched Sienna Sauce when she was just 14 years old. With the goal of creating feel-good food for everyone, everywhere, Sienna Sauce mixes inclusivity into a variety of flavors for maximum versatility. The result–delicious sauces that taste good on everything. There's no wrong way to use this one-size-fits-all sauce, so get creative and enjoy Sienna Sauce on all of your favorite foods!

Team

	Tyla-Simone Crayton	Founder/CEO
	Monique Crayton	President/COO
	Linda Porter-Cox	CRO (Advisor)
	Liz Doerr	Fractional CFO (Advisor)

	Vanessa Louis	Strategist (Advisor)
	Erica Younkin	Marketing (Advisor)
	Gili Wolf	Art (Advisor)
	Thy Nguyen	Graphic Designer
	Dorcey Kuti	Lead Publicist
	Jabril Riddick	Lead Chef

Perks

$250	15% off at www.siennasauce.com for 6 months - Free Cookbook
$500	15% off at www.siennasauce.com for 12 months - Free Cookbook
$1,000	15% off at www.siennasauce.com for 18 months - Free Cookbook

$2,200	15% of at www.siennasauce.com for 12 months -Free Cookbook -CEO zoom call
$5,000	20% off at www.siennasauce.com for 12 months to share with friends and family -Free Cookbook -Proud investor shirt - Letter from CEO Tyla-Simone Crayton
$10,000	20% off at www.siennasauce.com for 12 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton-Proud investor shirt CEO zoom call
$25,000	20% off at www.siennasauce.com for 24 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton-Proud investor shirt -
$50,000	20% off at www.siennasauce.com for 24 months to share with friends and family -Free Cookbook -Samples -Letter from CEO Tyla-Simone Crayton-Proud investor shirt- CEO Zoom call - 24 Free variety packs

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |